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                                                                    EXHIBIT 12.1

               Computation of Ratio of Earnings to Fixed Charges

                                                                    Year Ended December 31,                           Three Months
                                                                                                                     Ended March 31,
                                                   2001 (1)     2002         2003         2004            2005           2006
                                                   ----         ----         ----         ----            ----       ---------------
                                                                             (dollars in thousands)

Fixed charges :
    Interest expense (including amortized debt
       issuance cost)..........................              $     --     $       839    $    8,892    $    23,353    $    16,296
    Capitalized interest.......................                    62           1,721            11          3,534          3,643

                                                ------------------------------------------------------------------------------------
Total fixed charges............................                    62           2,560         8,903         26,887         19,939

Add amortization of capitalized interest.......                    --              --            82            127             66
Less interest capitalized......................                   (62)         (1,721)          (11)        (3,534)        (3,643)
Income (loss) before income taxes
   and minority interest.......................                (1,215)          1,163        24,913            774         10,950

                                                ------------------------------------------------------------------------------------

Total earnings (loss) before fixed charges.....              $ (1,215)    $    2,002     $   33,887    $    24,254    $    27,312

Ratio of earning to fixed charges(2)...........                     *           0.78(3)        3.81          0.90(3)         1.37
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*   Our earnings were inadequate to cover fixed charges for the year ended
    December 31, 2002. Earnings were $1.3 million less than fixed charges.

(1) There were no fixed charges incurred during 2001. Accordingly, the computation of the ratio of earnings to fixed charges is not presented.

(2) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as pretax income from continuing operations before adjustment for minority interest in consolidated subsidiary plus fixed charges and amortization of capitalized interest, less capitalized interest.
    Fixed charges consist of interest expense, which includes amortized debt issuance costs and capitalized interest.

(3) The additional earnings needed to cover fixed charges in 2003 and 2005 were $558,000 and $2.6 million, respectively.